Exhibit 5.1

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax

September 14, 2009

E*TRADE Financial Corporation
135 East 57th Street
New York, NY 10022

Ladies and Gentlemen:

We have acted as counsel for E*TRADE Financial Corporation, a Delaware corporation (the “Company”), in connection with the (i) Registration Statement on Form S-3 (Registration No. 333-158636) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933 and (ii) the Prospectus Supplement, dated September 14, 2009 (the “Prospectus Supplement”), of the Company, filed with the Commission relating to the issuance and sale by the Company of shares of the Company’s common stock, par value $0.01 per share, having an aggregate offering price of up to $150,000,000 (the “Shares”) in accordance with that certain distribution agreement, dated as of September 14, 2009 (the “Distribution Agreement”), between the Company and Sandler O’Neill & Partners, L.P., as agent.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based upon the foregoing, and assuming the terms of any sale of Shares pursuant to the Distribution Agreement are approved by either Mr. Donald H. Layton or Mr. Robert Druskin in his capacity as a pricing committee of the Finance and Risk Oversight Committee of the Company’s Board of Directors, we are of the opinion that the Shares to be sold by the Company will be duly authorized and, when issued and delivered by the Company and paid for pursuant to the Distribution Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares is not subject to any statutory preemptive rights.

We are members of the Bars of the States of New York and California, and the foregoing opinion is limited to the General Corporation Law of the State of Delaware, except that we express no opinion as to any law, rule or regulation that is applicable to the Company, the Distribution Agreement, the Shares or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Distribution Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed on September 14, 2009 and to the incorporation by reference of this opinion in the Registration Statement, and to the reference to our firm under the caption “Legal Matters” in

September 14, 2009	pg. 2

the Prospectus Supplement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion is rendered solely to you in connection with the above matter.  This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP